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                                                                       EXHIBIT 2

Safeway Inc.
5918 Stoneridge Mall Road
Pleasanton, CA  94588
                                October 30, 1996


Board of Directors                                                 VIA FACSIMILE
The Vons Companies, Inc.
618 Michillinda Avenue
Arcadia, CA  91007

Gentlemen:

The Board of Directors and management of Safeway have determined that a business combination of our companies would be extremely beneficial to the shareholders of both Vons and Safeway. To that end, I am writing to advise you that Safeway is hereby proposing a stock-for-stock merger in which each share of Vons common stock not owned by Safeway would be exchanged, tax-free, for 1.34 shares of Safeway common stock which, based on the closing price of Safeway stock on October 29, 1996, would have a value in excess of $58 per Vons share.

We believe that our proposed exchange ratio represents a compelling price for your shareholders. Based on current prices for Safeway stock, the value of our proposal reflects multiples of EBITDA and net income that are among the highest ever paid in an acquisition of this type in our industry. Through the second quarter, the proposal represents multiples of trailing 12-month EBITDA and net income of 9.9x and 33.5x, respectively. The value of our proposal is approximately 30% higher than the highest price at which Vons common stock has ever traded, and represents a 35% premium over the closing stock price for Vons common stock on October 29, 1996.

A combination of Safeway and Vons would offer a number of substantial benefits:

- The combination of Safeway and Vons would result in the second largest grocery store chain in North America, with 1,375 stores, operations in 16 states, the District of Columbia and five Canadian provinces and sales in excess of $22.5 billion. The combined company would have the number one or number two market share in each of its ten operating regions. The business combination would result in your shareholders' diversifying their investment and no longer being vulnerable solely to economic and other factors that affect Southern California. The combined company would have the largest market capitalization in the industry, resulting in a larger and more liquid public market for your shareholders.

- Safeway is a growth company. Safeway's same store sales growth has exceeded 3.0% in each of the last 13 quarters. In addition, Safeway's same store sales growth has led the industry


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     Board of Directors
     October 30, 1996
     Page Two

     based on comparisons over periods of two years, three years and four years. Combining our sales growth strategy with the programs that Vons has successfully implemented under the leadership of Vons' management team would place our combined companies at the forefront of the industry.

- Safeway is recognized as an industry leader in controlling costs and has achieved significant improvements in its returns on its capital investments. Our efforts to reduce or control costs have resulted in a year-over-year decline of operating and administrative costs as a percentage of sales for 14 consecutive quarters. No other major operator in our industry has come close to matching that achievement.

- At the same time, Safeway has had a significant increase in jobs and employee hours at Safeway's stores and would anticipate having the same experience with Vons. A successful implementation of this growth strategy at Vons should mean a continued increase in jobs at Vons stores. In addition, it is our intention that following the transaction, Vons will maintain offices in Arcadia and the stores will continue to operate under the "Vons" name.

It is our strong preference to work with you toward a negotiated transaction. To that end, Safeway will not acquire additional shares of Vons common stock except on a basis offered to all of your shareholders. In any event, we want you to know that we are fully committed to completing this transaction.

We look forward to meeting with you as soon as possible to discuss the terms of the transaction we have proposed. We are confident that such a transaction is in the best interests of both of our companies, and their respective shareholders, customers, employees and communities. We are committed to working with you to negotiate and sign a definitive agreement and to complete this transaction as soon as practicable thereafter. As required under federal securities laws, this proposal is being made public through a Schedule 13D filing with the SEC, and we have issued a press release to facilitate dissemination of the information in this letter.

Although we understand that you will need some time to consider carefully our proposal, we would appreciate hearing from you within two weeks regarding your willingness to negotiate the terms of our proposal.

                                                 Very truly yours,


                                                 Steven A. Burd
                                                 President and Chief Executive
                                                 Officer

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